UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                                UNOVA, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                 91529B106
           -----------------------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               March 15, 2001
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 11 Pages



                                SCHEDULE 13D

    CUSIP No. 91529B106                                 Page 2 of 11 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

----------------------------------------------------------------------------

        Number of           7.   Sole Voting Power
         Shares                  0
      Beneficially          ------------------------------------------------
        Owned by            8.   Shared Voting Power
          Each                   12,657,764
        Reporting           ------------------------------------------------
         Person             9.   Sole Dispositive Power
          With                   0
                            ------------------------------------------------
                           10.   Shared Dispositive Power
                                 12,657,764
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned indirectly through subsidiaries as noted on pages 3 to 5)
----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)       [   ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.5%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO



    CUSIP No. 91529B106                                Page 3 of 11 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [   ]
                                                                  (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)     [   ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

----------------------------------------------------------------------------

        Number of           7.   Sole Voting Power
         Shares                  0
      Beneficially          ------------------------------------------------
        Owned by            8.   Shared Voting Power
          Each                   5,711,449
        Reporting           ------------------------------------------------
         Person             9.   Sole Dispositive Power
          With                   0
                            ------------------------------------------------
                           10.   Shared Dispositive Power
                                 5,711,449
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,711,449
----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)    [   ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     10.1%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 91529B106                                Page 4 of 11 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [   ]
                                                               (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)          [   ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

----------------------------------------------------------------------------

        Number of           7.   Sole Voting Power
         Shares                  0
      Beneficially          ------------------------------------------------
        Owned by            8.   Shared Voting Power
          Each                   5,450,988
        Reporting           ------------------------------------------------
         Person             9.   Sole Dispositive Power
          With                   0
                            ------------------------------------------------
                           10.   Shared Dispositive Power
                                 5,450,988
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988
----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [   ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.7%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO



    CUSIP No. 91529B106                                 Page 5 of 11 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [   ]
                                                               (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     See Item 3.

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e) [   ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
      Louisiana

----------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares                 0
      Beneficially         ------------------------------------------------
        Owned by           8.   Shared Voting Power
          Each                  1,495,327
        Reporting          ------------------------------------------------
         Person            9.   Sole Dispositive Power
          With                  0
                           ------------------------------------------------
                          10.   Shared Dispositive Power
                                1,495,327
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,495,327
----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [   ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.7%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO


                                                         Page 6 of 11 Pages


Amendment No. 2 to Schedule 13D

     This Amendment No. 2 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original
Schedule 13D, dated November 3, 1997.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of UNOVA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21900 Burbank Boulevard, Woodland Hills, California 91367.

Item 2.  Identity and Background

     For revised information concerning the directors and executive officers of Unitrin, Trinity and United and for information concerning the directors and executive officers of Union National Life Insurance Company, a Louisiana corporation ("Union"), 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806, see Schedules UNIT, T, U, and UNL, respectively, to this Amendment. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby restated in its entirety as follows:

     The discussions between Unitrin and a third party regarding such party's proposed financing of the Issuer, as reported in Amendment No. 1 to
Schedule 13D dated February 1, 2001, have terminated, and no financing of the Issuer involving Unitrin is expected to occur as the result of such discussions. Unitrin currently has no plans or proposals to provide the Issuer with any financing. However, in connection with Unitrin's evaluation of its investment in the Issuer, Unitrin may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through (j) of Item 4 of
Schedule 13D including transactions involving debt or equity financing of the Issuer. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will be consummated or result in any transaction in the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding the following information:

     To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor anyone listed on the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.


                                                         Page 7 of 11 Pages


                                 Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   March 15, 2001                    UNITRIN, INC.


                                          By: /s/ Eric J. Draut
                                              ------------------------
                                              Eric J. Draut
                                              Senior Vice President, Chief
                                              Financial Officer and Treasurer


                                                         Page 8 of 11 Pages


                                                              SCHEDULE UNIT



                               UNITRIN, INC.


NAME (ALL U.S. CITIZENS            BUSINESS       POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)             ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
------------------------------------------------------------------------------------------------

James E. Annable                      (2)         Director

David F. Bengston (8)                 (1)         Vice President

Eric J. Draut (8)                     (1)         Senior Vice President, Treasurer & Chief Financial Officer

Douglas G. Geoga                      (3)         Director

Reuben L. Hedlund                     (4)         Director

Jerrold V. Jerome                     (5)         Director

William E. Johnston, Jr.              (6)         Director

Edward J. Konar                       (1)         Vice President

Scott Renwick                         (1)         Secretary & General Counsel

Richard Roeske(8)                     (1)         Vice President and Controller

Fayez S. Sarofim                      (7)         Director

Donald G. Southwell (8)               (1)         Senior Vice President

Richard C. Vie (8)                    (1)         Chairman of the Board, President & Chief Executive Officer



(1)      One East Wacker Drive, Chicago, Illinois 60601.

(2) Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation. One Bank One Plaza, Chicago, Illinois 60670.
(3)      Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200
         West Madison, 38th Floor, Chicago, Illinois 60606.
(4)      Mr. Hedlund is a partner in the law firm of Hedlund, Hanley &
         Trafelet. Sears Tower, Suite 5700, Chicago, Illinois 60606.
(5)      Mr. Jerome is a retired executive. 41 Country Meadows Road,
         Rolling Hills Estates, CA 90274.
(6)      Mr. Johnston is a business executive. 155 N. Harbor Drive,
         Chicago, Illinois 60601.
(7)      Mr. Sarofim is the Chairman of the Board and President of Fayez
         Sarofim & Co., a registered investment advisor. Two Houston
         Center, Suite 2907, Houston, Texas 77010
(8)      See also Schedule(s) T, UNL and/or U filed herewith.



                                                         Page 9 of 11 Pages

                                                                 SCHEDULE U



                    UNITED INSURANCE COMPANY OF AMERICA



NAME (ALL U.S. CITIZENS             BUSINESS       POSITION WITH UNITED (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)              ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------------------------

Eric J. Draut (2)                      (1)         (A) Director

Patricia G. Grider                     (1)         Senior Vice President & Secretary

Richard J. Miller                      (1)         Vice President

Thomas D. Myers (2)                    (1)         Treasurer

Don M. Royster, Sr.                    (1)         Director & President

David L. Smith                         (1)         Vice President

Donald G. Southwell (2)                (1)         (A) Director & Chairman of the Board

Richard C. Vie (2)                     (1)         (A) Director

Charles L. Wood (2)                    (1)         Vice President


(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      See also Schedule(s) T, UNL, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.


                                                        Page 10 of 11 Pages

                                                                 SCHEDULE T



                    TRINITY UNIVERSAL INSURANCE COMPANY


NAME (ALL U.S. CITIZENS              BUSINESS       POSITION WITH TRINITY (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)               ADDRESS       IF DIFFERENT, PRESENTED IN FOOTNOTES)
---------------------------------------------------------------------------------------------------
David F. Bengston (3)                   (1)         Director

Roger M. Buss                           (2)         Vice President

Donald C. Crutchfield                   (2)         Vice President

Eric J. Draut (3)                       (1)          (A) Director

Judith E. Fagan                         (2)         Senior Vice President, Secretary & Director

William P. Fisanick                     (2)         Chief Actuary

Samuel L. Fitzpatrick                   (1)         Director

Dennis O. Halsey                        (2)         Senior Vice President

Ronald I. Henry                         (2)         Vice President

Dorothy A. Langley                      (2)         Vice President & Corporate Counsel

Richard Roeske (3)                      (1)         Director

Donald G. Southwell (3)                 (1)         President, Director & Chairman of the Board

Richard C. Vie (3)                      (1)         (A) Director


(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Trinity Universal Insurance Company, 10000 North Central
         Expressway, Dallas, Texas 75231
(3)      See also, Schedules(s) UNL, U, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.



                                                        Page 11 of 11 Pages


                                                               SCHEDULE UNL



                   UNION NATIONAL LIFE INSURANCE COMPANY


NAME (ALL U.S. CITIZENS           BUSINESS       POSITION WITH UNION NATIONAL (PRINCIPAL
UNLESS OTHERWISE NOTED)            ADDRESS       OCCUPATION, IF DIFFERENT, PRESENTED IN
                                                 FOOTNOTES)
-------------------------------------------------------------------------------------------

Eric J. Draut (3)                    (1)         (A) Director

Jerry W. Hester                      (2)         President & Director

R. Paul Hillman                      (2)         Treasurer & Controller

James A. Marquette                   (2)         Vice President & Secretary

Thomas D. Myers (3)                  (1)         Vice President & Assistant Treasurer

Donald G. Southwell (3)              (1)         Director & Chairman of the Board

Richard C. Vie (3)                   (1)         (A) Director

Charles L. Wood (3)                  (1)         Director


(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      Union National Life Insurance Company, 8282 Goodwood Boulevard,
         Baton Rouge, Louisiana 70806
(3)      See also, Schedules(s) T, U, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.
